June 4, 2013

VIA EDGAR AND E-MAIL

Mr. Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Covisint Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed June 3, 2013

Registration No. 333-188603

Dear Mr. Shuman:

On behalf of Covisint Corporation (“Covisint”) and in response to the Staff’s inquiry, the following is our analysis as to whether certain disclosures made about Covisint by its parent, Compuware Corporation (“Compuware”), constitute a violation of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).

I.	2013 Fourth Quarter Earnings Call for Compuware Corporation.

Mr. Joseph Angileri, President and Chief Operating Officer of Compuware, made the following disclosures during Compuware’s fourth quarter earnings call on May 21, 2013:

“Now the Covisint business unit had a solid quarter, producing total revenues of $25.7 million, up 20% year-over-year and 7.8% sequentially. Covisint had a strong year as well, producing total revenues of $90.7 million, up 23% year-over-year. Covisint’s operating expenses for the quarter were $26.4 million, up 40.3% year-over-year and 21.6% sequentially. For the year, operating expenses were $86.1 million, up 18.4% year-over-year. Covisint’s contribution margin for the quarter was a negative 2.5% compared to 12.3% during the same period last year and 9.2% last quarter. This margin impact was due to Covisint’s significantly increased investment in sales and marketing in addition to an operational change in going from a waterfall methodology to an agile development methodology, resulting in less research and development cost being capitalized. However, for the year, contribution margin improved to 5.1% compared to 1.4% last year. For fiscal ‘14, we expect Covisint’s total revenue growth to be 20%.”

The Staff has requested that Covisint furnish legal analysis as to whether the Compuware disclosures regarding Covisint constituted a violation of Section 5 of the Securities Act of 1933.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

June 4, 2013

The following sets forth Covisint’s analysis of the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”) and concludes that the disclosures in the earnings call did not constitute an “offer” (as the term is defined under the Securities Act or as the term has been interpreted by the Commission) because it was not an attempt by Covisint to market, sell or dispose of securities. Accordingly, the disclosures in the earnings call did not violate Section 5(b)(1) of the Securities Act.

In light of the disclosures in Compuware’s 2013 fourth quarter earnings call that were issued to the public, however, and as previously discussed with the Staff, Covisint recognizes that additional disclosures in its prospectus are appropriate to ensure that prospective investors do not rely on the communications contained in the Compuware earnings call in isolation, without the more complete disclosures contained in its prospectus.

A. Introduction.

Section 5(b)(1) of the Securities Act states that it is unlawful for a person, directly or indirectly, to use any prospectus relating to any security with respect to which a registration statement has been filed, unless such prospectus meets the requirements of Section 10 of the Securities Act. Section 2(a)(10) of the Securities Act defines “prospectus” as “any prospectus, notice, circular, advertisement, letter, or communication, written or by radio or television, which offers any security for sale” or confirms its sale. Section 2(a)(3) of the Securities Act defines “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” The Commission, in Securities Act Release No. 33-3844, interpreted the scope of an “offer” to include the following:

“The publication of information and statements, and publicity efforts, generally, made in advance of a proposed financing, although not couched in terms of an express offer, may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.”

B. The disclosures regarding Covisint on Compuware’s 2013 earnings call did not violate Section 5 of the Securities Act, because such disclosures did not constitute an “offer.”

Compuware’s disclosures regarding Covisint during the May 21, 2013 earnings call did not constitute an “offer,” and neither the call nor any transcript of the call constitutes a “prospectus.” The disclosures did not attempt to “contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer,” nor were they part of a “selling effort.”

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

June 4, 2013

1.	The disclosures in the earnings call consisted of business information provided in the ordinary course of Compuware’s business and did not condition the public mind.

As a publicly traded company, at the end of each fourth quarter, Compuware provides business updates with respect to its major business units, including historical financial data and revenue forecasts, in order to explain and supplement aspects of Compuware’s earnings. The timing, manner and form of the forecasts and statements contained in Compuware’s 2013 fourth quarter earnings call were consistent with forecasts and statements made in this year’s and prior years’ earnings calls with respect to Covisint and Compuware’s other business units. Furthermore, Compuware made these statements in the ordinary course of its business, without intending them to be part of, or contributing to, the Covisint offering. As such, these statements were not accompanied by the full discussion of risks and uncertainties related to Covisint’s offering that is described in its filed preliminary prospectus.

The statements in Compuware’s 2013 fourth quarter earnings call were consistent with the types of statements that Compuware has made in years past and were released in the ordinary course of Compuware’s business. For at least the past five years, on its fourth quarter earnings call in May of every year, Compuware has discussed the financial performance and outlook of its major business units, such as Covisint, Changepoint and Uniface. Compuware has consistently discussed the operating performance of, as well as other trends affecting, such business units. For example, with regard to Covisint, Compuware, on its earnings call for each of this year and the prior three fiscal years, has provided guidance with respect to future revenues for Covisint for the upcoming fiscal year. Similarly, Compuware, on its earnings call for each of this year and the prior two fiscal years, has reported Covisint’s historical year-over-year revenue. The content and form of this year’s earnings call, with regard to Covisint and to Compuware’s other business units, have been consistent with the content and form of prior years’ earnings calls.

Moreover, Compuware’s forecast of 20% revenue growth for Covisint in 2014 in this year’s earnings call qualifies Compuware’s statement that Covisint had a 23% year-over-year revenue increase for 2013. Considering the fiscal 2014 forecasted growth of Covisint is lower than Covisint’s actual revenue growth in fiscal 2013, the statement was not an attempt to hype the future performance of Covisint; nor was the statement made for the purpose of generating interest in Covisint’s offering.

Furthermore, Compuware, in the earnings call, did not attempt to buttress its forecasts of Covisint’s expected revenue in 2014 by detailing trends and new potential customers. The lack of “ink” related to its forecast shows that Compuware did not intend to inflate interest in Covisint and “condition” the market. As a result, Covisint respectfully submits that the disclosures in Compuware’s 2013 fourth quarter earnings call regarding Covisint do not constitute an “offer” or a “prospectus.”

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

June 4, 2013

2.	Media outlets have not publicized Compuware’s 2013 fourth quarter earnings call as relates to Covisint.

Compuware’s earnings call this year does not condition the public mind or market or arouse public interest in Covisint as indicated by the relative sparsity of media scrutiny surrounding the Covisint disclosures during the call. The release of Compuware’s 2013 fourth quarter earnings call did not meaningfully impact the level of the media coverage concerning Covisint or the offering. In fact, a May 28, 2013 online article written by Mike Thiessen for The Motley Fool, entitled “This Spinoff May Breathe New Life into the Data Storage Industry,” analyzed Covisint’s upcoming offering for potential investors and did not mention Compuware’s 2013 fourth quarter earnings call even though the article was published after the call had been released to the public. Other media outlets did mention Compuware’s 2013 fourth quarter earnings call, but only in the context of how the disclosures in that call affected the outlook for Compuware’s stock price.1 Given the meager amount of media attention to Compuware’s 2013 fourth quarter earnings call relative to Covisint, Covisint respectfully submits that the earnings call did not have the effect of conditioning the market.

3.	Disclosure in the earnings call itself prevents market conditioning.

Covisint further submits to the Staff that a disclosure made at the beginning of Compuware’s 2013 fourth quarter earnings call helped ensure that the call would not condition the public market. At the outset of the earnings call, Lisa B. Elkin, Vice President-Communications & Investor Relations of Compuware, stated, “While we believe any forward-looking statements we have made are reasonable, actual results could differ materially since the statements are based on our current expectations and are subject to risks and uncertainties.” This disclosure, which is consistent with the forward-looking safe harbor disclaimers generally made by public companies, warns the public of overreliance on forecasts made during the earnings call and helps to stem public interest in the content of the earnings call. This disclosure supports the conclusion that Compuware’s 2013 fourth quarter earnings call was not intended to condition the market for Covisint.

C. The Commission, as a matter of public policy, should not penalize companies which adhere to the spirit of Rules 168 and should not unduly restrict normal business communications of a parent company as such restrictions would inhibit the beneficial flow of information to investors and the market and discourage parents from enabling their subsidiaries to go public.

[1]

See, e.g., Nathan Bomey, Compuware posts loss for 2013 as buyout speculation continues, DETROIT FREE PRESS, May 21, 2013 (mentioning the earning call’s report on Covisint’s revenue and expenses for 2013 in the last paragraph of the article); Compuware’s 4Q Earnings Lag, ZACKS EQUITY RESEARCH (May 22, 2013), http://www.zacks.com/stock/news/99894/compuwares-4q-earnings-lag (mentioning Compuware’s forecast of Company revenue but not making any correlation between such forecast and the expected performance of Covisint in its upcoming initial public offering).

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

June 4, 2013

1.	Introduction.

In 2005, as part of the Securities Offering Reform, the Commission adopted Securities Act Rule 168. Rule 168 provides a safe harbor under Sections 2(a)(10) and 5(c) of the Securities Act for certain corporate communications, including forward-looking statements, by reporting issuers. The Commission did not intend for the Rule 168 safe harbor to be exclusive, and an issuer’s reliance on the safe harbor does not prevent such issuer from claiming the availability of any other exemption or exclusion from the definition of prospectus in Section 2(a)(10) or the requirements of Section 5 of the Securities Act. By the same token, it stands to reason that, even if an issuer fails to comply with each prerequisite of the Rule 168 safe harbor, an analysis of such issuer’s compliance with the spirit of the rule is helpful in determining whether an issuer has violated the Securities Act.

Under Rule 168, the regular release by or on behalf of an issuer of “factual business information”2 or “forward-looking information”3 does not constitute an offer under the Securities Act. In order for an issuer to take advantage of these safe harbors, the following criteria must be met: (1) the issuer has previously released or disseminated this type of information in the ordinary course of its business; (2) the timing, manner, and form in which the information is released or disseminated is consistent in material respects with similar past releases or disseminations; and (3) the issuer is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940. Finally, the communication may not contain information about the registered offering or be released or disseminated as part of the offering activities in the registered offering.

2.	Compuware made the statements regarding Covisint in compliance with the spirit of Rule 168.

While Covisint is unable to fully avail itself of the Rule 168 safe harbor because, among other things, it is a non-reporting issuer, Covisint and Compuware complied with the spirit of the safe harbor. Compuware, which conducted the earnings call, is a reporting issuer, and Rule 168 is designed to allow the continuation of the flow of information from reporting issuers to investors and the market, even during public offerings.

[2]	“Factual business information” means factual information about the issuer, its business or financial developments, other aspects of its business and advertisements of, or other information about, the issuer’s products or services and dividend notices.
[3]	“Forward-looking information” [includes] (a) projections of the issuer’s revenues, income (loss), earnings (loss) per share, capital expenditures, dividends, capital structure, or other financial items; (b) statements about the issuer management’s plans and objectives for future operations, including plans or objectives relating to the products or services of the issuer; (c) statements about the issuer’s future economic performance, including statements of the type contemplated by the management’s discussion and analysis of financial condition and results of operation described in Item 303 of Regulations S-B and S-K or the operating and financial review and prospects described in Item 5 of Form 20-F; and (d) assumptions underlying or relating to any of the foregoing forward-looking information.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

June 4, 2013

Consistent with the requirements of Rule 168, Compuware’s method of releasing the statements was made in Compuware’s regular manner, consistent with past practice. As discussed above, Compuware has previously released forward-looking statements and historical financial information regarding Covisint on its earnings calls. The timing, manner and form of this year’s earnings call did not materially differ from the earnings calls of prior years, as all were held in May and all discussed the operating performance of Compuware and its business units. Furthermore, the information in the earnings call was provided to Compuware stock analysts, and ultimately released to the shareholders of Compuware (through a Form 8-K filing of a transcript of the call), in the same manner as such information has been provided historically by Compuware, in order to explain and supplement aspects of Compuware’s earnings. Compuware did not target potential Covisint investors in this earnings call, instead focusing on its normal target audience—stock analysts and Compuware shareholders. Finally, although the earnings call had a few references to Covisint’s offering, such references consisted of a simple statement that the registration statement had been filed a week earlier (as previously reported) and responses to analyst questions relating to the material weakness risk factor contained in the Covisint prospectus and the impact of that factor on the timing of the offering. References to the existence and anticipated timing of the offering are generally permitted under Rule 134 without the communication being deemed a “prospectus” under the Securities Act. Furthermore, these references occurred during the question period toward the end of the call. They were not made by Mr. Angileri during his remarks regarding Covisint nor were they made at or near the time of Mr. Angileri’s comments on Covisint. Accordingly, it is clear that Compuware’s disclosures in the earnings call were not part of any offering activity promoting Covisint or its offering. Thus, Covisint and Compuware complied with the operative conditions of Rule 168, even if their inability to meet all of the prerequisites of such provisions prevent Rule 168 from serving, in this instance, as a safe harbor.

3.	Finding that the earnings call disclosures by Compuware violated the Securities Act would discourage similarly-situated companies from making disclosures consistent with Rule 168.

In adopting Rule 168, the Commission expressed its policy to encourage reporting issuers to continue to provide meaningful information, including forward-looking information, to the market on a more current basis, even though the issuer is engaged in a contemplated securities offering. The Commission stated, in its final rule, “Securities Offering Reform”, Securities Act Release No. 33-8591 (effective December 1, 2005), the following:

“Where an issuer regularly releases forward-looking information in the ordinary course, we indicated in the Proposing Release that we believe that the purpose of such communication is to keep the market informed about the issuer and its future prospects and, thus, the continued release or dissemination of this information in the ordinary course is not for the purpose of offering securities or conditioning the

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

June 4, 2013

market for new issuances of the issuer’s securities. Many issuers disclose earnings forecasts and other forward-looking information publicly to provide more information to the markets and to enable them to continue to have discussions to which Regulation FD applies. We do not believe that it is beneficial to investors or the markets to force reporting issuers to suspend their ordinary course communications of regularly released information that they would otherwise choose to make because they are raising capital in a registered offering.”

Thus, as a policy matter reflected by Rule 168, it would be unduly burdensome and harmful to the investing public to restrict revenue forecasts by parent companies of the type and nature in Compuware’s 2013 fourth quarter earnings call, especially in light of the disclosure requirements under the Securities Exchange Act of 1934 and the related rules and regulations. The securities laws should not be interpreted to unduly hinder the business operations of parent companies during the registration process of their subsidiaries. Compuware has an obligation to its shareholders to publish relevant data regarding its performance and the performance of its business units. To that end, the Commission should allow Compuware to discuss the business metrics of all of its business units, including those units that are part of the registration process.

Compuware communicated the relevant information to its analysts and shareholders consistent with its past practice. The statements were not part of any selling efforts, nor were they authorized for use in the context of the proposed offering. Compuware did not attempt to condition the market. Rather, it reported Covisint’s performance in order to give its investors a full and accurate picture of Compuware’s performance. If the Staff were to restrict such communications, it would severely hinder a parent’s ability to operate in the best interests of its shareholders and to report relevant data during the registration process, thus vitiating the express policy underlying Rule 168. Construing the Compuware earnings call as a violation of Section 5 of the Securities Act would disregard the clear intended purpose of the communication, which was to report Compuware’s business operations in a manner contemplated by Rule 168, and would violate the intent of the Commission’s regulations on this topic.

II.	Conclusion

The disclosures regarding Covisint in Compuware’s 2013 fourth quarter earnings call did not violate Section 5 of the Securities Act. Such disclosures did not constitute an “offer” or a “prospectus” under the Securities Act, and allowance of these disclosures is consistent with the policies the Commission has expressed when regulating this topic. The disclosures in the earnings call with respect to Covisint were not a “plan or scheme to evade” the requirements of Section 5, and given the call’s place in the context of Compuware’s ordinary course of business, the disclosures were not meant to, and did not in fact, condition the market in any way. In that regard, Covisint intends to add to its prospectus the disclosures set forth on the attached Exhibit A to inform potential investors about the full context of the earnings call and to ensure that potential investors do not rely on the information disclosed by the earnings call in isolation when making their investment decision.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

June 4, 2013

*  *  *

Please advise us if we can provide any further information or assistance to facilitate your review of the foregoing responses. If you have any questions regarding this submission or the responses, please do not hesitate to contact me at (313) 465-7320 or my partner, David V. Gubbini, of our office at (313) 465-7416.

Respectfully submitted,

/s/ Norman H. Beitner Norman H. Beitner

c:	David McGuffie, Covisint Corporation, Chief Executive Officer

W. James Prowse, Covisint Corporation, Chief Financial Officer

Kenneth J. Gordon, Goodwin Procter LLP

David V. Gubbini, Honigman Miller Schwartz and Cohn LLP

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Exhibit A

Covisint Prospectus – New Risk Factor

In making your investment decision, you should not rely on statements made during Compuware’s fourth quarter 2013 earnings call. The statements should not be considered in isolation and you should make your investment decision only after reading this entire prospectus carefully.

In its May 21, 2013 earnings call with analysts covering its fourth fiscal quarter ended March 31, 2013, Compuware made certain statements about our financial results. The statements were made to stock analysts for the purpose of explaining and supplementing aspects of Compuware’s earnings and are consistent with similar statements made during this year’s earnings call with respect to Compuware’s other business units and during prior year-end earnings calls with respect to us and Compuware’s other business units. As such, the statements did not contain the more complete information, including discussion of various risks and uncertainties, described in this prospectus. The statements should not be considered in isolation and you should make your investment decision only after reading this entire prospectus carefully.

The statements included the following:

•

statements regarding historical revenue increases from prior periods that are generally consistent with the disclosures in this prospectus, except Compuware disclosed a sequential increase in revenue for the fourth quarter of fiscal 2013 over the third quarter of fiscal 2013 of 7.8% and a year-over-year increase of 23%. The corresponding percentages determined by reference to the quarterly revenue amounts set forth in “Management Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations”, however, are 8.0% and 22%, respectively. The difference in these percentages is due to the application of year-end audit adjustments for the amounts disclosed in this prospectus, but not for the Compuware disclosures.

•

statements regarding our historical operating expense amounts and percentage increases from prior periods that reflect Compuware’s treatment of operating expenses with respect to all of its business units, rather than the determination of our expenses on a stand-alone basis as reflected in this prospectus and as is required by GAAP on a stand-alone basis. In particular, the Compuware disclosures include cost of revenues as operating expenses while we reflect it as a stand-alone expense item, and the Compuware disclosures also do not include an allocation of certain shared administrative and general services provided to us by Compuware nor certain intercompany expenses that we, when viewed as a stand-alone entity, capitalize.

•

statements regarding our “contribution margin” for the fourth quarter and fiscal 2013, including comparisons to the third quarter of fiscal 2013 and to the fourth quarter and fiscal year ended March 31, 2012. Compuware defines contribution margin as its business unit revenue less business unit expenses (i.e., operating profit), before any allocation for certain shared administrative and general services. Our management does not use this metric since we are required to pay Compuware for these shared services on a going forward basis after completion of this offering. To analyze our operating profit on a stand-alone basis, we take into account the appropriate allocation of all administrative and general services provided by our parent, including the shared services not reflected in Compuware’s determination of contribution margin. The causes for the decreased margin impact from quarter to quarter (significant increased investment in sales and marketing and a change in our product development methodology), however, are described in this prospectus. See “Management Discussion and Analysis of Financial Condition and Results of Operation—Overview”, and “—Years Ended March 31, 2013 and 2012—Sales and Marketing”.

•

the statement that “For fiscal ’14, we expect Covisint’s total revenue growth to be 20%.” Compuware had a reasonable basis for making this statement; however, it was presented as part of the overall outlook for Compuware as a whole and did not include the information included in this prospectus, including information related to the risks and uncertainties that are described in this prospectus. Therefore, you should carefully consider these risks and uncertainties, together with all other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. We cannot assure you that such a growth rate will be achieved for fiscal 2014 or with respect to any fiscal quarter. In that regard, any estimate or projection of future operating performance is necessarily based upon a number of underlying estimates or assumptions that may or may not prove to be accurate. In addition, these underlying estimates or assumptions are subject to significant economic, competitive and other uncertainties that are beyond our control. For these reasons, you should only rely on the information set forth in this prospectus and should only make an investment decision after carefully reviewing and evaluating all of the information in this prospectus, including the risks described in this section, in the section entitled “Special Note Regarding Forward-Looking Statements” and throughout this prospectus.

2